UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies
I.   General Identifying Information
1.   Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒ Merger
☐ Liquidation
☐ Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐ Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.   Name of fund:  Henderson Global Funds
3.   Securities and Exchange Commission File No.:  811-10399
4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐ Initial Application ☒ Amendment
5.   Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
151 Detroit Street
Denver, Colorado 80206-4805
6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Cathy G. O’Kelly
Vedder Price, P.C.
222 North LaSalle Street
Chicago, Illinois 60601
 (312) 609-7657

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

(a)
Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado, 80206-4805, phone number: 800-624-5906 (records as investment adviser and administrator); 720 South Colorado Blvd., Denver, Colorado 80206-1929, phone number: 303-333-3863 Iron Mountain, 3815 Carnation St, Franklin Park, IL 60131, phone number: 847-678-0002;

(b)
Henderson Investment Management Limited, 201 Bishopsgate, London UK EC2M 3AE, phone number: 44-207-818-1818 (records as investment sub-adviser with respect to each series of Henderson Global Funds (each, a “Henderson Predecessor Fund” and collectively, the “Henderson Predecessor Funds”), with the exception of Henderson US Growth Opportunities Fund);

(c)
Geneva Capital Management LLC, 100 E. Wisconsin Ave, Suite 2550, Milwaukee, WI 53202, phone number: 414-224-6002 (records as investment sub-adviser with respect to Henderson US Growth Opportunities Fund);

(d)	Janus Services LLC, 720 South Colorado Blvd., Denver, Colorado 80206-1929, phone number: 303-333-3863 (records as transfer agent);

(e)	State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, phone number: 617-786-3000 (records as custodian); and

(f)	Janus Distributors LLC dba Janus Henderson Distributors, 151 Detroit Street, Denver, Colorado, 80206-4923, phone number: 303-333-3863 (records as distributor).

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.   Classification of fund (check only one):
☒ Management company;
☐ Unit investment trust; or
☐ Face-amount certificate company.
9.   Subclassification if the fund is a management company (check only one):
☒ Open-end ☐ Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.    Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Investment Adviser
Henderson Global Investors (North America) Inc.
737 North Michigan Avenue, Suite 1700,
 Chicago, Illinois 60611

Investment Sub-Advisers
Sub-adviser with respect to each of the Henderson Predecessor Funds (with the exception of Henderson US Growth Opportunities Fund):
Henderson Investment Management Limited
201 Bishopsgate
 London, UK EC2M 3AE
Sub-adviser with respect to Henderson US Growth Opportunities Fund:
Geneva Capital Management LLC
100 E. Wisconsin Avenue, Suite 2550
 Milwaukee, Wisconsin 53202
12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Foreside Fund Services, LLC
Three Canal Plaza, 3rd Floor
 Portland, Maine 04101
13.   If the fund is a unit investment trust (“UIT”) provide:
  (a) Depositor’s name(s) and address(es):  N/A
  (b) Trustee’s name(s) and address(es):  N/A
14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
  ☐ Yes ☒ No
  If Yes, for each UIT state:
Name(s):
File No.:

Business Address:
15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
  ☒ Yes ☐  No
  If Yes, state the date on which the board vote took place:  December 9, 2016
  If No, explain:
  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
  ☒ Yes ☐  No
 If Yes, state the date on which the shareholder vote took place:
Shareholders of each of the Henderson Predecessor Funds approved the reorganization of their fund into a corresponding series of Janus Investment Fund (each, a “Janus Henderson Successor Fund”) at a  shareholder meeting or, as applicable, by written consent, on the dates noted below.
 April 6, 2017 Meeting
 Henderson All Asset Fund, Henderson Emerging Markets Fund, Henderson International Opportunities Fund, Henderson Strategic Income Fund and Henderson US Growth Opportunities Fund
 April 21, 2017 Consent of Sole Shareholder
 Henderson International Small Cap Fund
 May 17, 2017 Meeting
 Henderson Dividend & Income Builder Fund, Henderson European Focus Fund, Henderson Global Equity Income Fund and Henderson International Long/Short Equity Fund
 May 25, 2017 Meeting
 Henderson Global Technology Fund
 If No, explain:
II.   Distributions to Shareholders
16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
    ☒ Yes ☐  No
(a) If Yes, list the date(s) on which the fund made those distributions:

Following the close of business on June 2, 2017, each of the Henderson Predecessor Funds reorganized into its corresponding Janus Henderson Successor Fund by transferring each Henderson Predecessor Fund’s assets and liabilities to the corresponding Janus Henderson Successor Fund in exchange for shares of the Janus Henderson Successor Fund (each, a “Merger” and collectively, the “Mergers”).   Each Henderson Predecessor Fund distributed shares of its corresponding Janus Henderson Successor Fund to its shareholders.   In addition to distributions of shares of the applicable Janus Henderson Successor Fund, prior to the reorganization of Henderson Global Technology Fund, the Fund made a distribution of long-term capital gains to its shareholders on May 31, 2017.
(b) Were the distributions made on the basis of net assets?
 ☒ Yes ☐  No
(c) Were the distributions made pro rata based on share ownership?
☒ Yes ☐  No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
The exchange ratio for each of the Mergers, with the exception of the merger of Henderson Global Technology Fund (the “Global Technology Merger”), was 1.00 (i.e., on a one-to-one basis), such that for each share owned in a Henderson Predecessor Fund shareholders received one share of the same class of shares of the Janus Henderson Successor Fund having an aggregate net asset value equal to the value of the aggregate net assets of the same share class of the Henderson Predecessor Fund (except that Class R6 Henderson Predecessor Fund shares were exchanged for Class N Janus Henderson Successor Fund shares and, as applicable, Class IF Henderson Predecessor Fund shares were exchanged for Class I Janus Henderson Successor Fund shares).
The exchange ratios for the Global Technology Merger were as follows:
Share Class          Exchange Ratio
Class A            0.98546892
Class C            0.88967103
Class I             0.98904031
Class R6            0.99969912
(e) Liquidations only:
Were any distributions to shareholders made in kind?
☐ Yes ☐ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?
      ☐ Yes ☐    No
     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.    Has the fund distributed all of its assets to the fund’s shareholders?
     ☒ Yes ☐    No
     If No,
       (a) How many shareholders does the fund have as of the date this form is filed?
     (b) Describe the relationship of each remaining shareholder to the fund:
19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
       ☐ Yes ☒    No
   If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.   Assets and Liabilities
20.    Does the fund have any assets as of the date this form is filed?
(See question 18 above)
     ☐ Yes ☒    No
   If Yes,
   (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
   (b) Why has the fund retained the remaining assets?
   (c) Will the remaining assets be invested in securities?
    ☐ Yes ☐ No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
    ☐ Yes ☒ No
     If Yes,

     (a) Describe the type and amount of each debt or other liability:
     (b) How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information About Event(s) Leading to Request for Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $371,418
(ii)	Accounting expenses: $10,410
(iii)	Other expenses (list and identify separately):
Printing/Postage/Fulfillment/Solicitation	2,199,592
Trustee Due Diligence & Retirement Benefit	720,000
Blue Sky Termination Fees	400,013
Tail Insurance	265,625
Third Party Administrator	260,000
3,845,230

(iv)	Total expenses (sum of lines (i)-(iii) above): $4,227,059
  (b) How were those expenses allocated? The expenses were allocated to Henderson Global Investors (North America) Inc.
  (c) Who paid those expenses? The total expenses were paid by Henderson Global Investors (North America) Inc.
  (d) How did the fund pay for unamortized expenses (if any)? N/A
23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
  ☐ Yes ☒ No
  If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.    Conclusion of Fund Business
24.   Is the fund a party to any litigation or administrative proceeding?
  ☐ Yes ☒ No
  If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.
25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

  ☐ Yes ☒ No
  If Yes, describe the nature and extent of those activities:
VI.   Mergers Only
26.   (a) State the name of the fund surviving the Merger:  Janus Investment Fund
 (b) State the Investment Company Act file number of the fund surviving the Merger:  811-01879
 (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:
With respect to Henderson International Opportunities Fund, Henderson Global Equity Income Fund, Henderson European Focus Fund, Henderson Strategic Income Fund, Henderson All Asset Fund, Henderson International Long/Short Equity Fund, Henderson Dividend & Income Builder Fund and Henderson US Growth Opportunities Fund, a form of agreement and plan of reorganization was included as Appendix A to the definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 497 on March 8, 2017 (file no. 333-215395).
With respect to Henderson Global Technology Fund, the form of agreement and plan of reorganization was included as Appendix A to the definitive Proxy Statement/Prospectus filed pursuant to Rule 497 on March 2, 2017 (file no. 333-215390).
With respect to Henderson Emerging Markets Fund, a form of agreement and plan of reorganization was included as Appendix A to the definitive Proxy Statement/Prospectus filed pursuant to Rule 497 on March 1, 2017 (file no. 333-215392).
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
With respect to Henderson International Small Cap Fund, the Agreement and Plan of Reorganization, which was approved by consent of the Fund's sole shareholder, is filed herewith as Exhibit A to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Henderson Global Funds, (ii) he is the President of Henderson Global Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.
/s/James G. O’Brien Name: James G. O’Brien Title: President

EXHIBIT INDEX
Exhibit A. Agreement and Plan of Reorganization by and between Janus Investment Fund, on behalf of Janus Henderson International Small Cap Fund, and Henderson Global Funds, on behalf of Henderson International Small Cap Fund.